Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company")

2300, 530 - 8th Avenue S.W.

Calgary, AB T2P 3S8

2.	Date of Material Change:

June 27, 2013

3.	Document:

Press release issued on June 27, 2013 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.	Summary of Material Change:

Bellatrix announced that it has closed a $122 million joint venture (the "Joint Venture") with Grafton Energy Co I Ltd. ("Grafton").

5.	Full Description of Material Change:

Bellatrix announced it has closed the Joint Venture with Grafton, to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings. The Joint Venture is in Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the agreement, Grafton will contribute 82%, or $100 million, to the $122 million Joint Venture to participate in an expected 29 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% return on investment) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-Joint Venture working interest. Grafton will have until September 15, 2013 to elect on an option to increase the committed capital investment by an additional $100 million on the same terms and conditions. Grafton shall also have an additional one-time option within 12 months of the effective date to increase its exposure by an additional $50 million on the same terms and conditions. The effective date of the agreement is July 1, 2013 and has a term of 2 years. If the $50 million option is exercised, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital (if the $100 million option is exercised it will not result in an extension of the term of the Joint Venture).

In the event Bellatrix fails to expend all of the commitment capital within 2 years of the closing date and if the funding period has not been otherwise terminated before such time in accordance with the terms of the Joint Venture, Grafton will be entitled to a non-performance payment from Bellatrix equal to 0.4 times the unspent capital. Should Grafton fail to fund as required in accordance with the Joint Venture, Bellatrix will have the option to terminate the funding period under the Joint Venture and if they do so Bellatrix shall be entitled to a non-funding payment from Grafton equal to 0.2 times of the unpaid commitment capital.

In certain circumstances if Bellatrix is in default of its commitments under the Joint Venture or there is a change of control of Bellatrix, Grafton shall have the right to cause Bellatrix to acquire Grafton's earned working interest or GORR, as applicable. Under certain circumstances if Grafton fails to fund in accordance with the Joint Venture, in addition to the non-funding payment, Bellatrix shall be entitled to elect to acquire Grafton's earned working interest or GORR, as applicable. The value paid under Grafton's put option and Bellatrix's call option shall depend on the circumstances and be based on formulas as set out in the Joint Venture.

All amounts in this document are in Canadian dollars unless otherwise identified.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone: (403) 750-2655
Fax: (403) 264-8163

9.	Date of Report:

July 4, 2013